Exhibit 1

Trading Symbols (TSX-V: LM; OTC BB: LMDCF) 151 Bloor St West Suite 703 Toronto, Ontario Canada M5S 1S4 Tel : 416.927.7000 Fax : 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

Second Quarter Ended June 30, 2014

August 29, 2014

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE SECOND QUARTER ENDED JUNE 30, 2014

Notice to Reader

The following Management Discussion & Analysis ("MD&A") of Lingo Media Corporation’s (the "Company" or "Lingo Media") financial condition and results of operations, prepared as of August 29, 2014, should be read in conjunction with the Company's Condensed Consolidated Interim Financial Statements and accompanying notes for the three months ended June 30, 2014, which have been prepared in accordance with International Financial Reporting Standards are incorporated by reference herein and form an integral part of this MD&A.  All dollar amounts are in Canadian Dollars unless stated otherwise. These documents can be found on the SEDAR website www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding comparable three month period. We also provide analysis and commentary that we believe is required to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual results could vary.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis	2

Summary Description of Lingo Media

Lingo Media is an ESL industry acquisition company that is Changing the way the world learns English, focused on English language learning ("ELL") on an international scale through its four subsidiaries: ELL Technologies Limited (“ELL Technologies”); ELL Technologies Ltd. (“ELL Canada); Parlo Corporation (“Parlo”); Speak2Me Inc. (“Speak2Me”); and Lingo Learning Inc. (Lingo Learning”). ELL Technologies is a globally-established ELL multi-media and online training company. Parlo is a fee-based online ELL training and assessment service. Speak2Me is a free-to-consumer advertising-based online ELL service in China. Lingo Learning is a print-based publisher of ELL programs.

As of June 30, 2014, the Company operated two distinct business segments as follows:

Print-Based English Language Learning

The Company continues to maintain its legacy business through its subsidiary Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 475 million units from its library of program titles.

Online English Language Learning

(i) Training Model

ELL Technologies, acquired in 2010, offers over 1,700 hours of interactive learning through a number of product offerings that include Scholar, Business, Master and Kids, in addition to custom solutions. ELL Technologies is marketed in 12 countries through a network of distributors and earns its revenues from licensing and subscription fees.

To further leverage its Speak2Me lesson and technology platform, the Company acquired Parlo in 2009 to expand its online offerings to include fee-based spoken English training solutions for corporations, governments, and educational institutions. This fee-based training service incorporates a reporting platform in the form of a Learning Management System for HR administrators. Parlo’s spoken language learning platform has now been integrated into ELL Technologies.

(ii) Social Learning Model

Through its free-to-consumer www.Speak2Me.cn website, the Company operates an online English language learning service in China that includes a unique social learning infrastructure. This website incorporates its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China. Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor. The www.speak2me.cn website offers Conversational Advertising™ which allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes and also offer sponsorships.

Revenue Recognition Policy

Lingo Learning earns royalty revenues from its key customers, People’s Education Press (“PEP”) and People’s Education Electronic Audio-Visual Press (“PEP AV”), China’s State Ministry of Education’s publishing arms, on the following basis:

People’s Education Press – Print-based Products

●	Finished Product Sales (reported semi-annually only) – PEP prints and sells Lingo Learning’s English language training components to provincial distributors in China; and

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●

Licensing Sales (reported semi-annually only) – PEP licenses Lingo Learning’s English language training components to provincial publishers who then print and sell the programs to provincial distributors in China.

People’s Education Electronic Audio-Visual Press – Audio Visual-based Products

●	Finished Product Sales (reported quarterly) – PEP AV manufactures and sells Lingo Learning’s English language training components to provincial distributors in China; and

●

Licensing Sales (reported quarterly) – PEP AV licenses Lingo Learning’s English language training components to provincial publishers who then manufacture and sell the programs to provincial distributors in China.

Lingo Learning earns significantly higher royalties from Licensing Sales compared to Finished Product Sales.

In accordance with the co-publishing agreement between PEP and Lingo Learning, PEP pays to Lingo Learning a royalty on sales of textbooks and supplemental products called Finished Product Sales and PEP pays to Lingo Learning a percentage of their royalties earned on actual revenues called Licensing Sales. PEP provides Lingo Learning with sales reconciliations on a semi-annual basis, as their reporting systems are unable to provide quarterly sales information. Revenue is recognized upon the confirmation of such sales and when collectability is reasonably assured.

Royalty revenues from PEP AV are recognized quarterly upon the confirmation of sales, and when collectability is reasonably assured. Royalty revenues are not subject to right of return or product warranties. Revenues from the sale of products are recognized upon delivery and when the risk of ownership is transferred and collectability is reasonably assured.

ELL Technologies has now fully-integrated Parlo into its offerings, and it earns training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solutions. Revenue is recognized upon delivery of the training courses to the end client through its distributor and when collectability is reasonably assured.

Overall Performance

Print-Based English Language Learning

Lingo Media earned royalty revenue of $772,975 for the quarter ended June 30, 2014 compared to $620,055 for 2013 from People’s Education & Audio Visual Press, an increase of 25%.

According to the Company’s current practice of recording revenues from PEP, Lingo Media recognizes no revenues from its print-based English language learning business in the first and third quarters as the sales from print-based products in China are reported semi-annually in second and fourth quarters.

Online English Language Learning

ELL Technologies earned revenue from its portfolio of products of $104,904 for the quarter ended June 30, 2014, compared to $95,563 for the same period in 2013, and increase of 10%. The Company launched its redesigned suite of products including Scholar, Business, Master and Kids and resumed its sales and marketing efforts September 2013.

Speak2Me’s revenue for the period ended June 30, 2014 was $Nil compared to $Nil for June 30, 2013. Speak2Me has plans to revise its product feature set and offerings with new technology applications in order to enhance user engagement and experience. Speak2Me will resume sales of online advertising and sponsorships with its relaunch.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis	4

Market Trends and Business Uncertainties

Lingo Media believes that the trends in English language learning in China are strong and continue to grow. Developing countries around the world, specifically in the Far East and Latin America are expanding their mandates for the teaching of English to students, young professionals and adults. Although the outlook for learning English in China, other Far East countries, and Latin America remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

Financial Highlights

As at June 30, 2014 Lingo Media had a working capital deficiency of $475,856 compared to a working capital deficiency of $918,136 as at June 30, 2013. Total comprehensive income for the quarter ended June 30, 2014 was $200,534 compared to total comprehensive income of $107,080 for the quarter ended June 30, 2013.

	2014	2013	2012
Revenue
Print-Based English Language Learning	$772,975	$620,055	$553,213
Online English Language Learning	104,904	95,563	183,950
	877,879	715,618	737,163
Net Profit / (Loss) for the Period	217,633	123,282	(98,921)
Total Comprehensive Income	200,534	107,080	(84,676)
Income / (Loss) per Share, Basic and Diluted:	$0.01	$0.005	$(0.004)
Total Assets	2,130,756	2,052,102	2,463,715
Working Capital / (Deficit)	(475,856)	(918,137)	(347,525)
Cash (Used)/Provided - Operations	208,702	$575,406	$92,760

The Company had cash on hand as at June 30, 2014 of $144,537 (2013 - $93,052) and continues to rely on its revenues from its recurring royalty stream, its online English language learning services, and future equity and/or debt financings to fund its operations.

Results of Operations

During the second quarter, revenues from print-based English language learning for the quarter were $772,975 compared to $620,055 for the same period in 2013, an increase of 25%. Direct costs associated with publishing revenue are kept to a minimum and has been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues. During the period, Lingo Media earned $104,904 in online English language learning revenue as compared to $95,563 in 2013, and increase of 10%. This revenue increase from online English Language Learning is a result of the resumption of sales and marketing efforts with the launch of its redesigned suite of products.

Selling, General and Administrative

During the second quarter, selling, general and administrative expenses decreased to $272,428 compared to $319,020 in 2013. This decrease was due to the deduction in sales, marketing and administration costs and consulting fees and salaries in 2013. Selling, general and administrative expenses for the two segments are segregated below.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis	5

Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing decreased from 2013 to 2014 primarily due to the deduction in sales, marketing and administration costs and consulting fees and salaries in 2013.The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

	2014	2013
Sales, marketing & administration	$42,119	$81,203
Consulting fees and salaries	77,652	114,727
Travel	22,226	23,301
Premises	25,793	41,050
Shareholder service	7,601	9,819
Professional fees	22,775	26,296
Less: Grants	(32,500)	(68,847)
	$165,666	$227,549

Online English Language Learning

Selling, general and administrative cost related to online English language learning was $103,362 for the period compared to $91,471 for the same period in 2013. Selling, general and administrative costs for this business unit increased in 2014 as compared to 2013 primarily due to additional government grant recorded during the period. The Company launched its redesigned suite of products and resumed its sales and marketing efforts.

	2014	2013
Sales, marketing & administration	$25,061	$32,006
Consulting fees and salaries	44,182	41,468
Travel	1,690	(82)
Premises	9,805	5,735
Professional fees	22,624	12,344
Less: Grants	-	-
	$103,362	$91,471
Total Selling and Administrative Expenses	$269,028	$319,020

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis	6

Total Comprehensive Income / (Loss)

Total comprehensive income for the Company was $200,534 for the quarter ended June 30, 2014 as compared to income of $107,080 in 2013. This income can be attributed to the two operating segments and other financial costs as shown below:

Online ELL	2014	2013
Revenue	$104,904	$95,563

Expenses:
Direct costs	31,808	31,667
General & administrative	103,362	91,471
Amortization of property & equipment	1,125	773
Amortization of development costs	146,319	104,396
Income taxes and other taxes	-	(290)
	282,614	228,017
Segment Profit / (Loss) - Online ELL	(177,710)	(132,454)

Print-Based ELL	2014	2013
Revenue	772,975	620,055

Expenses:
Direct costs	18,594	14,473
General & administrative	165,666	227,549
Amortization of property & equipment	1,091	1,181
Income taxes and other taxes	122,136	97,248
	307,487	340,451
Segment Profit / (Loss) – Print-Based	465,488	279,604

Other
Foreign exchange	(23,163)	49,603
Interest and other financial expenses	(46,982)	(55,368)
Stock-based compensation	-	(18,103)
Other comprehensive income	(17,099)	(16,202)
	(87,244)	(40,070)
Total Comprehensive Income / (Loss)	$200,534	$107,080

Foreign Exchange

The Company recorded foreign exchange loss of $23,163 as compared to a gain of $49,603 in 2013, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, European Euros, and Chinese Renminbi.

Share-based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During the period, the Company recorded an expense of $Nil compared to $18,103 during 2013.

Net Income for the Period

The Company reported a net profit of $217,633 for the quarter as compared to a net profit of $123,282 in 2013, an operational improvement of $94,351. This improvement is primarily attributed to an increase in revenue of $162,261, a reduction in selling, general and administrative expenses of $49,992 and an increase in foreign exchange expense due to fluctuation in US Dollar vs. Canadian Dollar.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis	7

Total Comprehensive Income

The total comprehensive income is calculated after the application of exchange differences on translating foreign operations gain / (loss). The Company reported other comprehensive loss of $17,099 for the period ended June 30, 2014, as compared to other comprehensive loss of $16,202 for same period in 2013. The income per share for the period is $0.01 as compared to $0.005 in 2013.

Summary of Quarterly Results

	Q3-13	Q4-13	Q1-14	Q2-14
Revenue	$130,139	$1,024,555	$236,051	877,879
Income / (Loss) Before Taxes and Other Comprehensive Income	(338,785)	635,183	(44,110)	339,769
Total Comprehensive Income / (Loss)	(323,227)	446,766	(181,565)	200,534
Income / (Loss) per Basic and Diluted Share	$(0.015)	$0.020	$(0.000)	$0.01

	Q3-12	Q4-12	Q1-13	Q2-13
Revenue	$129,424	$891,747	$137,754	$715,618
Income / (Loss) Before Taxes and Other Comprehensive Income	(733,011)	(230,718)	(364,031)	155,240
Total Comprehensive Income / (Loss)	(690,052)	38,611	(398,951)	42,080
Income / (Loss) per Basic and Diluted Share	$(0.030)	$0.002	$(0.020)	$0.002

Liquidity and Capital Resources

As at June 30, 2014, the Company had cash of $144,537 compared to $93,052 for the same period in 2013. Accounts and grants receivable of $895,334 were outstanding at the end of the period compared to $786,309 in the second quarter of 2013. With 91% of the receivables from PEP and a 90 day collection cycle, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $1,122,136 (2013 - $964,635) with current liabilities of $1,597,992 (2013 - $1,882,771) resulting in a working capital deficiency of $475,856 (2013 - working capital deficit of $918,136).

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. The Company receives these grants throughout the year from different agencies and government programs. Each grant is applied for separately based on the Company meeting certain eligibility requirements. The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

The Company plans on raising additional working capital through an equity private placement financing or a debt financing, as the capital markets permit, in an effort to finance its growth plans and expansion into new international markets. The Company has been successful in raising sufficient working capital in the past.

The Company has incurred significant losses over the years. This raises significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon raising additional financing through the issuance of equity, debt financing, sales contracts and distribution agreements. The outcome of these matters is partially dependent on factors outside of the Company’s control.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis	8

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

2014	$101,959
2015	194,932
2016	40,091

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Transactions with Related Parties

During the quarter, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

Key management compensation was $87,571 (2013 – $82,500) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company, all of which is deferred and included in accounts payable.

At June 30, 2014, the Company had loans payable due to corporations controlled by directors and officers of the Company in the amount of $480,000 (2013 - $435,000) bearing interest at 9% per annum. Interest expense related to these loans is $10,790 (2013 - $9,761).

Additional Disclosure

Intangibles

	Software and web development	Content Platform	Customer Relationships	Total
Cost, December 31, 2012	6,792,163	1,477,112	130,000	8,399,275
Additions	232,235	-	-	232,235
Effect of foreign exchange	1,625	-	-	1,625
Cost, June 30, 2013	7,026,023	1,477,112	130,000	8,633,135
Additions	199,476	-	-	199,476
Effect of foreign exchange	(434)	-	-	(434)
Cost, December 31, 2013	7,225,065	1,477,112	130,000	8,832,177
Additions	244,161	-	-	244,161
Effect of foreign exchange	514	-	-	514
Cost, June 30, 2014	7,469,740	1,477,112	130,000	9,076,852

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	Software and web development	Content Platform	Customer Relationships	Total
Accumulated depreciation, December 31, 2012	6,626,596	766,446	130,000	7,523,042
Charge for the period	50,472	146,497	-	196,969
Effect of foreign exchange	(121)	-	-	-
Accumulated depreciation, June 30, 2013	6,676,947	912,943	130,000	7,719,890
Charge for the period	85,155	148,925	-	234,080
Effect of foreign exchange	1,312	-	-	1,312
Accumulated depreciation, December 31, 2013	6,763,414	1,061,868	130,000	7,955,282
Charge for the period	128,665	146,497	-	275,162
Effect of foreign exchange	(468)	-	-	(468)
Accumulated depreciation, June 30, 2014	6,891,611	1,208,365	130,000	$8,229,976

Net book value, December 31, 2012	$165,567	$710,666	-	$876,233
Net book value, June 30, 2013	$349,076	$564,169	-	$913,245
Net book value, December 31, 2013	$461,651	$415,244	-	$876,895
Net book value, June 30, 2014	$578,129	$268,747	-	$846,876

The Company began commercial production and sale of its services and products during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years.

Property and Equipment

Cost, January 1, 2013	$212,329
Additions	-
Effect of foreign exchange	3,270
Cost, December 31, 2013	$215,599
Additions	3,277
Disposal	(53,494)
Effect of foreign exchange	(368)
Cost, June 30, 2014	$165,014

Accumulated depreciation, January 1, 2013	$173,973
Charge for the year	7,624
Effect of foreign exchange	2,076
Accumulated depreciation, December 31, 2013	$183,673
Charge for the period	3,614
Disposal	(44,276)
Effect of foreign exchange	(123)
Accumulated depreciation, June 30, 2014	$142,888

Net book value, January 1, 2013	$38,356
Net book value, December 31, 2013	$31,926
Net book value, June 30, 2014	$32,126

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis	10

Disclosure of Outstanding Share Data

As of August 29, 2014, the followings are outstanding:

Common Shares – 21,779,177

Warrants – 5,533,668

Stock Options – 2,732,500

Subsequent Event

On August 27, 2014, the Company extended the term of the $880,000 loan originally advanced on September 8, 2010 for a further one-year term. The new maturity date is September 8, 2015 and continues to bear interest at a rate of 9% per annum. As additional consideration for the extension of the loan, the Company will issue to the lenders an aggregate of 600,000 common shares of Lingo Media. The common shares are subject to a four month statutory hold commencing from closing.

Approval

The Directors of Lingo Media have approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

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